UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                         ------------------------------


                                  SCHEDULE 13D

                                 (Rule 13d-101)

                    INFORMATION TO BE INCLUDED IN STATEMENTS
                 FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS
                     THERETO FILED PURSUANT TO RULE 13d-2(a)
                               (Amendment No. 9 )*

                            nStor Technologies, Inc.
                            ------------------------
                                (Name of Issuer)

                          Common Stock, $.05 par value
                          ----------------------------
                         (Title of Class of Securities)

                                   67018N 10 8
                                   -----------
                                 (CUSIP Number)


                                Mr. H. Irwin Levy
                            nStor Technologies, Inc.
                              100 Century Boulevard
                         West Palm Beach, Florida 33417
                                 (561) 641-3100

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                 April 12, 2001

             (Date of Event which Requires Filing of this Statement)


        If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box __.

        Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

        The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

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CUSIP No. 67018N 10 8                                          Page 2 of 6 Pages
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
           NAME OF REPORTING PERSONS
    1      S.S. OR I.R.S. IDENTIFICATION NOs. OF ABOVE PERSONS

           H. Irwin Levy
--------------------------------------------------------------------------------
           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a)  __
    2
                                                                         (b)  x
--------------------------------------------------------------------------------
           SEC USE ONLY
    3
--------------------------------------------------------------------------------
           SOURCE OF FUNDS
    4
           PF
--------------------------------------------------------------------------------
           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    5      ITEMS 2(d) or 2(e)  __
--------------------------------------------------------------------------------
           CITIZENSHIP OR PLACE OF ORGANIZATION
    6
           U.S.A.
--------------------------------------------------------------------------------

                                     SOLE VOTING POWER
                              7
                                     16,285,977
       Number of              --------------------------------------------------
         Shares                      SHARED VOTING POWER
      Beneficially            8
        Owned by                     4,000
          Each                --------------------------------------------------
       Reporting                     SOLE DISPOSITIVE POWER
         Person               9
          With                       16,285,977
                              --------------------------------------------------
                                     SHARED DISPOSITIVE POWER
                              10
                                     4,000
--------------------------------------------------------------------------------
           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
   11
           16,289,977
--------------------------------------------------------------------------------
           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
   12      SHARES  __
--------------------------------------------------------------------------------
           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
   13
           36.0%
--------------------------------------------------------------------------------
           TYPE OF REPORTING PERSON
   14
           IN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

                                                               Page 3 of 6 Pages

Item 1. Security and Issuer.

This Statement on Schedule 13D relates to the shares of Common Stock, par value $.05 per share (the "Common Stock"), of nStor Technologies, Inc., a Delaware corporation (the "Company"). The principal executive offices of the Company are located at 10140 Mesa Rim Road, San Diego, California 92121.

Item 2. Identity and Background.

Item 2 is hereby amended by deleting the text in its entirety and substituting in its place the following:

(a)     Name:                H. Irwin Levy

(b)     Business address:    100 Century Boulevard
                             West Palm Beach, Florida 33417

(c)     Present principal occupation:

Mr. Levy is a private investor. He currently serves as the Chairman of the Board of Directors of the Company and several other corporations including MLL Corp. (through which he beneficially owns 1,834,579 shares of the Company's Common Stock) and Hilcoast Development Corp. (through which he beneficially owns 1,379,306 shares of the Company's Common Stock).

(d)     Criminal Proceedings:

During the past five (5) years, Mr. Levy has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)     Civil Proceedings:

During the past five (5) years, Mr. Levy has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in his being subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)     Citizenship:         U.S.A.

Item 3. Source and Amount of Funds or Other Consideration.

The transactions reported by Mr. Levy as described in Item 5 (c) were issued to him in connection with loans he made to the Company. Certain of those loans were exchanged for Series I Convertible Preferred Stock as described in 5 (c) (i),
(ii) and (iii).

Item 4. Purpose of Transaction.

Purpose of the acquisition of the securities of the Company:     Investment

(a) The reporting person has no specific plan or proposal to acquire additional securities of the Company or to dispose of any securities of the Company. However, as an investor, the reporting person reviews from time to time the performance of all of his investments, including, but not limited to the securities of the Company and may in the future acquire or dispose of additional securities of the Company.

(b)     None.
(c)     None.
(d)     None.
(e)     None.
(f)     None.
(g)     None.
(h)     None.
(i)     None.
(j)     None.

Item 5. Interest in Securities of the Issuer.

This Amendment to Schedule 13D reflects a change in the number of shares and the percentage interest represented thereby of the Company's Common Stock held by the reporting person as a result of the transactions described in 5(c) below.

(a) Mr. Levy is currently the beneficial owner of 16,289,977 shares of the Company's Common Stock representing 36.0% of the Company's Common Stock. Of these, (i) 6,460,164 shares are held directly by Mr. Levy including 4,000 shares owned jointly with Mr. Levy's wife; (ii) 335,897 shares are held by MLL Corp., a Florida corporation, of which Mr. Levy is the majority shareholder ("MLL"); (iii) 787,500 shares are issuable upon the conversion of currently exercisable warrants held by Mr. Levy; (iv) 175,000 shares are issuable upon the exercise of currently exercisable warrants held by Hilcoast Development Corp., a Delaware corporation, of which Mr. Levy is the majority shareholder ("Hilcoast"); (v) 140,000 shares are issuable upon the exercise of currently exercisable stock options held by Mr. Levy; (vi) 5,688,428 shares are issuable upon the conversion of currently outstanding shares of the Company's Series I Convertible Preferred Stock held by Mr. Levy, (vii) 1,498,682 shares are issuable upon the conversion of currently outstanding shares of the Company's Series I Convertible Preferred Stock held by MLL, and (viii) 704,306 and 500,000 shares are issuable upon the conversion of currently outstanding shares of the Company's Series I and Series E Convertible Preferred Stock, respectively, held by Hilcoast.

(b) Mr. Levy has sole dispositive and voting power over 16,285,977 shares of the Company's Common Stock.. Mr. Levy has shared dispositive and voting power over 4,000 shares of the Company's Common Stock.
(c) Since the most recent filing on Schedule 13D made by Mr. Levy for a December 29, 2000 event, Mr. Levy has effected the following transactions involving the Company's Common Stock:

     (i) On March 12, 2001, warrants to purchase 187,500 shares of the Company's Common Stock were issued to Mr. Levy in connection with loans made to the Company aggregating $750,000. The warrants are exercisable immediately at $1.20 per share and expire March 31, 2004. This transaction was reported on Mr. Levy's Form 4 for March 2001.

     (ii) On March 12, 2001, warrants to purchase 125,000 shares of the Company's Common Stock were issued to Hilcoast in connection with a loan for $500,000 made to the Company. The warrants are exercisable immediately at $1.20 per share and expire March 31, 2004. This transaction was reported on Mr. Levy's Form 4 for March 2001.

     (iii)Effective April 12, 2001, Mr. Levy exchanged loans previously made to the Company aggregating approximately $2 million and his Series G Preferred Stock with a stated value of $2 million for the Company's Series I Convertible Preferred Stock. The 4,096 shares of Series I Convertible Preferred Stock issued to Mr. Levy are convertible into 5,688,428 shares of the Company's Common Stock at $.72 per share. This transaction was reported on Mr. Levy's Form 4 for April 2001.

     (iv) Effective April 12, 2001, MLL exchanged loans previously made to the Company aggregating $1.1 million for the Company's Series I Convertible Preferred Stock. The 1,079 shares of Series I Convertible Preferred Stock issued to MLL are convertible into 1,498,682 shares of the Company's Common Stock at $.72 per share. This transaction was reported on Mr. Levy's Form 4 for April 2001.


     (v) Effective April 12, 2001, Hilcoast exchanged loans previously made to the Company aggregating $.5 million for the Company's Series I Convertible Preferred Stock. The 508 shares of Series I Convertible Preferred Stock issued to Hilcoast are convertible into 704,306 shares of the Company's Common Stock at $.72 per share. This transaction was reported on Mr. Levy's Form 4 for April 2001.

     (vi) On May 16, 2001, warrants to purchase 50,000 shares of the Company's Common Stock were issued to Mr. Levy in connection with a loan for $100,000 made by Mr. Levy to the Company. The warrants are exercisable immediately at $.75 per share and expire June 30, 2004. This transaction was reported on Mr. Levy's Form 4 for May 2001.

     (vii)On May 21, 2001, warrants to purchase 125,000 shares of the Company's Common Stock were issued to Mr. Levy in connection with a loan for $250,000 made by Mr. Levy to the Company. The warrants are exercisable immediately at $.67 per share and expire June 30, 2004. This transaction was reported on Mr. Levy's Form 4 for May 2001.

     (viii) On May 30, 2001, warrants to purchase 187,500 shares of the Company's Common Stock were issued to Mr. Levy in connection with a loan for $375,000 made by Mr. Levy to the Company. The warrants are exercisable immediately at $.45 per share and expire June 30, 2004. This transaction was reported on Mr. Levy's Form 4 for May 2001.

     (ix) On June 5, 2001, warrants to purchase 37,500 shares of the Company's Common Stock were issued to Mr. Levy in connection with a loan for $75,000 made by Mr. Levy to the Company. The warrants are exercisable immediately at $.51 per share and expire June 30, 2004. This transaction was reported on Mr. Levy's Form 4 for June 2001.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

None.

Item 7. Material to be Filed as Exhibits

None.

                                    SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June  20 , 2001
       ---------------

                                             /s/ H. Irwin Levy
                                             -----------------
                                             H. Irwin Levy